30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

December 11, 2019

Michael Swidler TEL: 2124082511 FAX: 2122592511 michael.swidler@bakerbotts.com

VIA EDGAR

Mr. Daniel Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Teekay Offshore Partners L.P.
Amended Schedule 13E-3
Filed November 21, 2019 by Partners Limited, et. al.
File No. 005-82284

Dear Mr. Duchovny:

On behalf of Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the “Partnership”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 3, 2019, with respect to the Amended Schedule 13E-3, File No. 005-82284 (the “Schedule 13E-3”) filed on November 21, 2019 by the Partnership and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”) or the revised information statement attached as Exhibit (a)(1) thereto (the “Revised Information Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. Amendment No. 2 and the Revised Information Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Revised Information Statement.

We represent the Partnership. To the extent any response relates to information concerning Partners Limited, Brookfield Asset Management Inc., Brookfield Private Equity Inc., Brookfield Private Equity Group Holdings LP, BCP GP Limited, Brookfield Capital Partners

Ltd., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P., Brookfield Capital Partners (Bermuda) Ltd., Brookfield TK Acquisition Holdings LP, Brookfield TK Block Acquisition LP, Brookfield TK TOGP LP, Brookfield TK TOLP LP, Brookfield TK Merger Sub LLC and Teekay Offshore GP L.L.C., such response is included in this letter based on information provided to the Partnership and us by such other persons or their respective representatives.

Revised Preliminary Information Statement

Special Note Concerning Forward-Looking Statements, page 20

1.                                      We reissue prior comment 5 as it related to the section referenced above. Also, please relocate the section captioned “Selected Historical Consolidated Financial Data.”

Response: The Partnership respectfully acknowledges the Staff’s comment and it advises the Staff that it has revised the disclosure on pages 55 through 60 of the Revised Information Statement.

Background of the Merger, page 24

2.                                      We note your response to prior comment 8. Given that the Revised Draft Plan was shared with Evercore in the conduct of its analysis, please disclose the substance of your response as it relates to lack of reliance on the Revised Draft Plan by the conflicts committee and the GP board.

Response: The Partnership respectfully acknowledges the Staff’s comment and it advises the Staff that it has revised the disclosure on page 34 of the Revised Information Statement.

Recommendation of the Conflicts Committee and the GP Board, page 37

3.                                      We note your response to prior comment 9 and we reissue it. Please revise your disclosure to state the conflicts committee’s fairness determination required by Item 8 of Schedule 13E-3.

Response: The Partnership respectfully acknowledges the Staff’s comment and it advises the Staff that it has revised the disclosure on pages 28 through 30 of the Revised Information Statement.

4.                                      On a related note, if the GP Board has based its fairness determination on the analysis of factors undertaken by the conflicts committee, then the GP Board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation. See prior comment 12.

Response: The Partnership respectfully acknowledges the Staff’s comment and it advises the Staff that it has revised the disclosure on pages 28 through 30 of the Revised Information Statement.

[Remainder of page intentionally left blank]

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Partnership’s filings, please do not hesitate to contact the undersigned at (212) 408-2511.

Respectfully,

Michael Swidler, Esq.

cc:	Lyndsay Hatlelid
Brookfield Asset Management

Edith Robinson
Duncan Donaldson
Teekay Offshore Partners L.P.

Michael Swidler, Esq.
Baker Botts, L.L.P.

Matt Pacey, P.C.
Douglas E. Bacon, P.C.
Kirkland & Ellis LLP